This is an important document and requires your immediate attention.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult an independent financial adviser. If you have recently sold or transferred your shares in OKYO Pharma Limited, you should forward this document to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The registered office of OKYO Pharma Limited is Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB. Incorporated and registered in Guernsey No. 65220.

OKYO PHARMA

OKYO Pharma Limited
Notice of
Annual General Meeting
to be held at 2.30pm (London time), 9.30am (US EST) on 14 December 2023

In line with the approach taken by OKYO Pharma Limited ("Company") at the 2023 Annual General Meeting ("AGM"), we are utilising the provisions in our articles of association ("Articles") to convene and hold this year's AGM as a virtual meeting, which is explained in the letter from the chairman of the Company ("Chairman") set out on pages 3 to 4 of this notice.

All voting on the resolutions ("Resolutions") at the AGM will be conducted on a poll, which means that you should submit your proxy as soon as possible. There will be a limited opportunity to submit a separate poll card in a short interval after the AGM formally concludes.

Contents

Key times and dates

Dispatch of this document	27 November 2023
Latest time for receipt of proxies	2.30pm (London time) or 9.30am (US EST) on 12 December 2023
AGM	2.30pm (London time) or 9.30am (US EST) on 14 December 2023

How to vote

Your votes matter. If you cannot attend, please vote your shares by appointing the Chairman of the Company as your proxy. You can vote by returning the form of proxy (the "**Form of Proxy**") that you received with this to exercise all or any of your rights to attend, speak and vote at the AGM.

All voting at the AGM will be held as a poll in accordance with the provisions of our Articles, so you can rest assured that your vote will count. You will be able to submit a poll card (if you wish to change your votes contained in your completed Form of Proxy or have not voted prior to the meeting) in a short window after the meeting has formally closed. Instructions on how to do this will be given on the meeting platform.

A shareholder of the Company ("**Shareholder**") may appoint one or more proxies to exercise all or any of their rights to attend, speak and vote at AGM, provided that each proxy is appointed to exercise the rights attached to a different ordinary share or ordinary shares in the capital of the Company ("**Ordinary Shares**") held by that Shareholder. A proxy need not be a member of the Company. To be valid, the Form of Proxy provided or other instrument appointing a proxy must be emailed to externalproxyqueries@computershare.co.uk or received by post at the offices of the Company's registrar, Computershare Investor Services (Guernsey) Limited, (the "**Registrar**"), at the address shown on the Form of Proxy.

How to speak

If you wish to raise a question at the AGM, we ask that you submit your question in advance. We would politely remind you that the board of directors ("**Board**" or "**Directors**") will not answer questions relating to the individual rights of Shareholders at the AGM itself, but if you wish to submit such a question by email, we will respond to the extent we are able.

If you choose to submit a question, we will confirm to you at least 48 hours in advance of the meeting that the question will be addressed. Unless you specifically request otherwise, the Chairman will put your question to the meeting and identify you by name as the person who has put the question (in the same way as he would ask you to identify yourself at an in-person meeting). Conducting the meeting in this way will allow everyone present to clearly hear the question.

In addition, there will be a short period at the start of the meeting for additional questions, but we would be very grateful if any matters could be raised in advance, as this will enable questions to be dealt with expediently.

Questions on the day will be taken by Shareholders using the electronic "raise your hand" feature or typing their question into the Q&A box in the meeting. You will be kept on mute by the meeting host unless and until you are invited to ask your question(s).

Please submit any questions by email to info@okyopharma.com with the subject line "AGM Question".

Letter from the Chairman

Dear Shareholder,

I look forward to welcoming you at the AGM of the Company to be held on 14 December 2023. The AGM will start at 2.30pm (London time) or 9.30am (US EST).

1. Before the AGM

In the usual way, we ask and encourage Shareholders to vote for the AGM Resolutions by appointing the Chairman as their proxy. Accordingly, Shareholders are encouraged to cast their proxy by completing the enclosed Form of Proxy and returning it by post to Computershare Investor Services (Guernsey) Limited, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY, as soon as possible. To be valid, the Form of Proxy provided or other instrument appointing a proxy must be received by 2.30pm (London time) or 9.30am (US EST) on 12 December 2023.

In accordance with the Articles, all of the voting at the AGM will be conducted on a poll and there will be no show of hands. This means that votes will be counted for all the shares that you have.

Please remember to submit any questions in advance in accordance with the instructions on page 2 by email to info@okyopharma.com with the subject line "AGM Question".

If you wish to appoint a corporate representative, please contact the Registrar in the usual way.

2. On the Day of the Meeting

The meeting takes place at 2.30pm (London time) or 9.30am (US EST) on 14 December 2023.

To join the meeting type (or paste) the following web address into your web browser:

https://meetmeinthecloud.zoom.us/j/87939746671?pwd=jZ3XgOtdAJQTnH3tx5nxImjvjfQMoA.VVYrrSigtcwe2Oza

You will be asked to enter a password to gain access to the meeting. This code can be found on the bottom section of your Form of Proxy. Please detach and keep this portion of the Form of Proxy before returning the Form of Proxy.

When the meeting opens at the appointed time, you will be able to see and hear the Chairman. The Chairman will open the meeting and address any questions that have been submitted in advance. There will then be a short opportunity to put any additional questions to the meeting. Shareholders should indicate if they would like to ask a question using the electronic "raise your hand" feature or by typing their question into the Q&A box in the meeting. All attendees will remain muted by the host unless and until they are invited to ask a question.

The Chairman will then formally put the resolutions to the meeting and advise of the proxy votes received in advance.

The meeting will then formally close.

As Shareholders exit the meeting, they will have the option to submit an electronic poll card to record their vote.

If you (a) have already submitted a proxy instruction and do not wish to change your vote; or (b) do not wish to vote, you can click on the button to skip this step.

The voting facility will switch off 30 minutes after the close of the meeting.

The results of the meeting will be posted to the Company's website www.okyopharma.com on the day of the meeting.

The business of the AGM comprises Resolutions that public companies regularly bring to shareholders.

The Board is recommending that Shareholders support all the Resolutions before the AGM by returning your proxy vote to the Registrar, Computershare Investor Services (Guernsey) Limited, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY as soon as possible but in any event, so as to reach the aforementioned address by no later than 2.30pm (London time) or 9.30am (US EST) on 12 December 2023. Full details about how to vote and attend the AGM is given on pages 12 to 15 of this notice.

I look forward to hearing from you at the AGM.

Gabriele Cerrone
Non-Executive Chairman
27 November 2023

Notice of AGM and Resolutions to be proposed

Notice is hereby given that the AGM of OKYO Pharma Limited will be held as a remote meeting only on 14 December 2023, commencing at 2.30pm (London time) or 9.30am (US EST), for the transaction of the following business.

The Board considers that Resolutions 1 to 9 are in the best interests of the Company and its Shareholders as a whole and recommends that you vote in favour of these Resolutions. Resolutions 1 to 8 will be proposed as ordinary resolutions and Resolution 9 will be proposed as a special resolution.

Resolution 1
Ordinary Resolution: Report and accounts
To receive the Company's annual report including accounts for the year ended 31 March 2023 ("**Annual Report**").
See notes on page 9

Resolution 2
Ordinary Resolution:
To re-elect Mr Willy Simon as a Director.
See biography on pages 9 to 10.

Resolution 3
Ordinary Resolution:
To re-elect Dr Gary S Jacob as a Director.
See biography on pages 10.

Resolution 4
Ordinary Resolution:
To re-elect Mr John Brancaccio as a Director.
See biography on pages 10 to 11.

Resolution 5
Ordinary Resolution:
To re-elect Mr Gabriele Cerrone as a Director.
See biography on page 11.

Resolution 6
Ordinary Resolution:
To re-elect Mr Bernard Denoyer as a Director.
See biography on page 11.

Resolution 7
Ordinary Resolution: Appointment of auditors and fixing of auditor's remuneration
To appoint PKF Littlejohn LLP as the Company's auditors from the conclusion of the meeting until the conclusion of the next general meeting before which accounts are laid and to authorise the Directors to fix the auditors' remuneration.
See notes on page 11.

Resolution 8
Ordinary Resolution: Directors' authority to allot shares
That:

a) In accordance with article 4 of the Articles the Directors be generally and unconditionally authorised to:

i. allot unissued shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company:

   a. up to an aggregate number of 28,899,983 Ordinary Shares in the Company; and

   b. comprising equity securities up to an aggregate number of 28,899,983 in connection with an offer by way of a rights issue:

      I. to holders of Ordinary Shares in proportion (as nearly as may be practicable) to their existing holdings; and

      II. to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

   and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this Resolution 8 is passed (or, if earlier, at the close of business on 31 December 2024); and

ii. make an offer or agreement prior to the expiry of this authority which would or might require unissued shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot unissued shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

b) subject to paragraph (c), all existing authorities to allot unissued shares in the Company (and/or to grant rights to subscribe for or to convert any security into shares in the Company) given to the directors otherwise than pursuant to these Resolutions be revoked by this Resolution 8; and

c) paragraph (b) shall be without prejudice to the continuing authority of the directors to allot unissued shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.
See notes on pages 11 to 12.

Resolution 9
Special resolution: authority for disapplication of pre-emption rights
That, subject to the passing of Resolution 8, the Directors be generally empowered, pursuant to the Articles to allot shares in the Company for cash, pursuant to the authority conferred by Resolution 9 as if there were no restrictions on the Company's ability to allot shares. This power:

a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this Resolution 9 is passed (or, if earlier, at the close of business on 31 December 2024), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired;

b) subject to paragraph (c) of this Resolution 9, shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 9(a)(i)(b), by way of a rights issue only):

i. to the ordinary Shareholders in proportion (as nearly as may be practicable) to their existing shareholdings; and

ii. to people who hold other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

c) in the case of the authority granted under Resolution 9(a)(i)(a) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) of this Resolution 9 up to an aggregate number of 14,449,991 Ordinary Shares in the Company; and

d) shall apply, in relation to a sale of shares in the Company which is an allotment of equity securities by virtue of the Articles, as if in the first paragraph of this Resolution 9 the words "pursuant to the authority conferred by Resolution 8" were omitted.

See notes on page 12.

By order of the Board.

Orrick, Herrington & Sutcliffe (UK) LLP

Company Secretary

27 November 2023

Notes to Resolutions

Resolutions 1 to 8 are proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast by persons entitled to vote must be in favour of such Resolution. Resolution 9 is proposed as a special resolution. This means that for Resolution 9 to be passed, at least three quarters of the votes cast by persons entitled to vote must be in favour of such Resolution.

Notes to Resolution 1
Reports and Accounts

The Board will present Annual Report for the year ended 31 March 2023 to Shareholders at the AGM. The report of the directors, the accounts and the report of the Company's auditors on the accounts are contained within the Annual Report, which can be found on the Company's website at www.okyopharma.com.

Notes to Resolutions 2 to 6 (inclusive)
Re-election of Directors

It is in accordance with good corporate governance that all Directors retire and offer themselves for re-election at each annual general meeting. Accordingly, all five of the existing directors will be standing for re-election at the AGM.

Resolution 2 – reappointment of Mr Willy Simon as a director
Mr. Simon is retiring from his role as a Director and offers himself for reappointment.

Willy Jules Simon is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. Willy Simon has been the chairman of Bever Holdings, a company listed in Amsterdam, since 2006 and Chairman of Ducat Maritime since 2015. He is also a non-executive director of Tiziana Life Sciences plc.

Mr. Simon chairs the Remuneration Committee of the Board (which also comprises John Brancaccio and Bernard Denoyer) and sits as a member of Audit, Risk and Disclosure Committee of the Board (which also comprises John Brancaccio as Chair and Bernard Denoyer) and the Nomination Committee of the Board (which also comprises John Brancaccio and Bernard Denoyer as Chair).

Resolution 3 – reappointment of Dr Gary S Jacob as a director
Dr. Jacob is retiring from his role as a Director and offers himself for reappointment.

Dr. Jacob has over 35 years of extensive experience in the pharmaceutical and biotechnology industries across multiple disciplines, including research and development, operations, business development, capital financing activities and senior management expertise. He has developed broad and influential contacts throughout the biopharmaceutical, financial, banking and investor communities. Dr. Jacob is the Co-Founder and former CEO and Chairman of Synergy Pharmaceuticals. During his time at Synergy, he served as Chairman, Chief Executive Officer and Executive Chairman, and is the co-inventor of Synergy's FDA-approved drug Trulance® which is currently marketed in the U.S. by Bausch Health, Inc. to treat functional GI disorders. Dr. Jacob is also the former CEO and Managing Director of Immuron Inc., an Australian biotechnology company dual-listed on the Australian ASX exchange and on NASDAQ. Dr. Jacob currently is Chairman of the Board of Hepion Pharmaceuticals, Inc., a public NASDAQ listed company with a drug in clinical development to treat nonalcoholic steatohepatitis (NASH), and is also on the Board of Directors of Cardiff Oncology, Inc., a NASDAQ listed public oncology company. He served as Chief Executive Officer and Director of Callisto Pharmaceuticals, Inc. from May 2003 until January 2013.

Prior to his involvement with Callisto and Synergy, Dr. Jacob was at Monsanto/G.D. Searle, where he was Director of Glycobiology and a Monsanto Science Fellow, specializing in the field of Glycobiology and drug discovery. Dr. Jacob holds over 30 patents and is the co-inventor of two pharmaceutical drugs which are FDA approved. Dr. Jacob earned a B.S. cum laude in Chemistry from the University of Missouri, St. Louis and holds a Ph.D. in Biochemistry from the University of Wisconsin, Madison.

Resolution 4 – reappointment of Mr John Brancaccio as a director
Mr Brancaccio is retiring from his role as a Director and offers himself for reappointment.

Mr. Brancaccio, retired CPA, is a financial executive with extensive international and domestic experience in pharmaceutical and biotechnology for privately and publicly held companies. From 2000 to 2002, Mr. Brancaccio was the Chief Financial Officer/Chief Operating Officer of Eline Group, an entertainment and media company. From May 2002 until March 2004, Mr. Brancaccio was the Chief Financial Officer of Memory Pharmaceuticals Corp., a biotechnology company. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio is currently a director of Cardiff Oncology, Inc., Hepion Pharmaceuticals, Inc., Rasna Therapeutics, Inc., and Tiziana Life Sciences plc.

Mr. Brancaccio chairs the Audit and Risk Committee of the Board (which also comprises Willy Simon and Bernard Denoyer) and sits as a member of the Remuneration Committee and Nomination Committee of the Board.

Resolution 5 – reappointment of Mr Gabriele Cerrone as a director
Mr. Cerrone is retiring from his role as a Director and offers himself for reappointment.

Mr Cerrone has a successful track record and extensive experience in the financing and restructuring of micro-cap biotechnology companies. He has founded ten biotechnology companies in oncology, infectious diseases and molecular diagnostics, and has taken seven of these companies to the NASDAQ Market and two to the Main Market and AIM Market in London. Mr Cerrone is Executive Chairman of Tiziana Life Sciences plc. Mr Cerrone co-founded Cardiff Oncology, Inc. (NASDAQ: CRDF), an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of both Synergy Pharmaceuticals, Inc. (NASDAQ: SGYP) and Callisto Pharmaceuticals, Inc. (OTCMKTS: CLSP), and was a Director of and led the restructuring of Siga Technologies, Inc. (NASDAQ: SIGA). Mr Cerrone also co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012.

Mr Cerrone is the Chairman and Founder of Tiziana Life Sciences plc (NASDAQ:TLSA) a Neuroinflammatory focused therapeutics company; Chairman and Co-Founder of Rasna Therapeutics Limited (OTCMKTS: RASP), a company focused on the development of therapeutics for leukaemias; Co-Founder of Hepion Pharmaceuticals, Inc. (Nasdaq: HEPA); Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc., a molecular diagnostics company focused on oncology using microRNA technology; and Executive Chairman and founder of Accustem Sciences plc; and founder of BioVitas Capital Ltd.

Resolution 6 – reappointment of Mr Bernard Denoyer as a director
Mr. Denoyer is retiring from his role as a Director and offers himself for reappointment.

Bernard F. Denoyer has 49 years of financial management experience including his service as Senior Vice President, Finance and Secretary of development stage Synergy Pharmaceuticals, Inc, from July 2008 until FDA approval and his retirement in June 2017. Between 2004 and January 2013 Mr. Denoyer concurrently served as Principal Financial Officer of Synergy's former parent company, Callisto Pharmaceuticals, Inc. From October 2000 to December 2003, Mr. Denoyer was an independent consultant. Prior to this, Mr. Denoyer served as Chief Financial Officer and Senior Vice President of META Group, Inc. Mr. Denoyer earned his CPA with Ernst & Young in 1975. He received a Masters Certificate of Accounting from the Kellogg Graduate School of Management in

1974, an MBA in Finance with honours from Columbia Business School in 1972 and a BA in Economics from Fairfield University in 1969. Mr. Denoyer is fluent in French and studied in Paris at l'Istitut d'Etude Politique et Economique in 1968. He is currently serving on the Board of Trustees for two not-for-profits, St. Edmunds Retreat, Inc. and Midwestern Connecticut Council on Alcoholism, Inc.

Mr. Denoyer chairs the Nomination Committee of the Board (which also comprises Willy Simon and John Brancaccio) and sits as a member of the Remuneration Committee and Nomination Committee of the Board.

Notes to Resolution 7
Appointment of Auditor

At each general meeting at which the accounts are laid before the members, the Company is required to appoint an auditor to serve until the next such meeting. Resolution 7 proposes the appointment of PKF Littlejohn LLP, until the conclusion of the next general meeting of the Company at which accounts are laid.

Notes to Resolution 8
Directors' authority to allot shares

Resolution 8 seeks Shareholder approval to authorise the directors to allot unissued shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company up to:

a) an aggregate number of 28,899,983 ordinary shares (representing approximately 100% of the Company's issued ordinary share capital as at close of business on 24 November 2023 (being the latest practicable date prior to publication of this Notice)); and

b) an aggregate number of a further 28,899,983 ordinary shares (including within such limit any shares issued or rights granted under paragraph (a) above) in connection with a pre-emptive offer to existing Shareholders by way of a rights issue.

This authority would expire at the conclusion of the next annual general meeting of the Company or, if earlier, the close of business on 31 December 2024. The extent of these authorities are in accordance with applicable institutional guidelines. The Board is likely to exercise this authority, at least in part, in the coming months to fund Phase II clinical trials.

Notes to Resolution 9
Disapplication of pre-emption rights

Subject to certain exceptions, before the directors may allot equity securities wholly for cash, they must first offer them to existing Shareholders in proportion to their holdings of ordinary shares. Resolution 10 would empower the directors to allot equity securities wholly for cash as if such pre-emption rights did not apply:

a) in connection with a rights issue up to the aggregate number authorised pursuant to Resolution 8; and

b) otherwise than in connection with a rights issue, up to an aggregate number of 14,449,991 Ordinary Shares, which represents approximately 50% of the Company's issued ordinary share capital as at close of business on 27 November 2023.

This authority would expire at the conclusion of the next annual general meeting of the Company or, if earlier, the close of business on 31 December 2024. The extent of this authority is in accordance with applicable institutional guidelines. The Board is likely to exercise this authority, at least in part, in the coming months to fund Phase II clinical trials.

Shareholder notes

Voting

When is my voting entitlement fixed?

To attend, speak and vote at the meeting you must be a registered holder of shares at 2.30pm London Time on 12 December 2023. Your voting entitlement will depend on the number of shares you hold at that time.

I can't attend the remote meeting but want to vote – what can I do?

If you are a registered holder and cannot attend, you can appoint the Chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a Shareholder.

You can instruct your proxy how to vote. Where no specific instruction is given, your proxy may vote at his or her discretion or refrain from voting, as he or she sees fit.

You can appoint more than one proxy in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

- Via CREST (see note opposite).
- If you have received a hard-copy proxy form, by completing and returning the paper proxy card. Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

Proxies not properly notified to the Registrar may be denied access to the meeting.

If you own shares jointly, any one Shareholder may sign the proxy card. If more than one joint holder submits a card, the instruction given by the first listed on the Shareholder register will prevail.

The AGM will commence at 2.30pm (London time) or 9.30 (US EST) on 14 December 2023. The AGM will be an exclusively electronic meeting and will be conducted in accordance with the Company's Articles

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 2.30pm (London time) or 9.30 (US EST) on 12 December. If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the meeting in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction online at any time before the time and date above. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed. If a postal instruction and an online instruction are received on the same day, the online instruction will be followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using the paper proxy form provided it is in relation to different shares.

Corporate Shareholders may either appoint one or more proxies, or alternatively appoint one or more corporate representatives in relation to different shares, using the paper proxy form or via CREST.

Multiple proxies and corporate representatives may all attend and speak at the meeting and may vote the shares that their respective appointments represent in different ways.

I have a power of attorney from a Shareholder – how can I vote?

You can vote using the paper proxy card only. You must ensure that the power of attorney and the proxy card have been deposited with the Registrar by 2.30pm (London time) or 9.30 (US EST) on 12 December 2023.

The Meeting

Where and when will the meeting be held?

The meeting will be held exclusively as an electronic meeting on 2.30pm (London time) or 9.30am (US EST) on 14 December 2023.

The meeting will start at 2.30pm (London time) or 9.30am (US EST) on 14 December 2023 so please allow plenty of time to log into the meeting. The meeting will be available for login at

https://meetmeinthecloud.zoom.us/j/87939746671?pwd=jZ3XgOtdAJQTnH3tx5nxlmjvjfQMoA.VVYrrSigtcwe2Oza

Is the meeting at the same location as last year?

The meeting will be held as a remote meeting only, in accordance with the Articles.

I want to participate in the meeting but cannot attend – what can I do?

You can vote your shares by appointing a proxy – see notes on page 13. Any voting instructions you have validly given in advance will be counted at the meeting.

What documents do I need to bring?

To log into the remote meeting, you need to type or paste the following web address into your web browser:

https://meetmeinthecloud.zoom.us/j/87939746671?pwd=jZ3XgOtdAJQTnH3tx5nxlmjvjfQMoA.VVYrrSigtcwe2Oza

You will be asked to enter a password to gain access to the meeting. This can be found on the bottom section of your proxy form or, if you have elected to receive electronic communications from the Company, in an email to be sent to you on the morning of the AGM. A separate email with the meeting link embedded in it will also be sent. Please check your spam folder or filter if you do not receive these emails.

I hold shares through a broker or nominee, how can I attend?

You will need to ask your broker or nominee to appoint you as either a proxy or as a corporate representative. If they appoint you as a proxy, the appointment must be notified to the Registrar by the appropriate deadline (see notes on pages 12 to 13). If they appoint you as a corporate representative, they will need to write a letter to us setting out the details of the appointment and of your shareholding, and you will need to bring the letter with you to the meeting along with photographic proof of identity. If you do not have such a letter, or the Registrar has not been notified of your appointment as a proxy, you will be denied entry to the meeting.

May I bring a guest?

The AGM is a private meeting of Shareholders and their representatives. Guests are not entitled to attend the meeting as of right, but they may be permitted entry at the absolute discretion of the Company at all times. You must contact us in advance if you would like to bring a guest: info@okyopharma.com.

Proxies, corporate representatives and employee share plan participants may not bring guests to the meeting.

May I ask a question at the meeting?

The Chair will announce when you will have an opportunity to ask questions. If you wish to ask a question, please use the electronic "raise your hand" facility or type your question into the Q&A box in the meeting. You will be kept on mute by the meeting host unless and until you are invited to speak.

Please endeavour to keep your questions short.

How can I vote at the meeting?

As Shareholders exit the remote meeting, they will have the option to submit an electronic poll card to record their vote. If you (a) have already submitted a proxy instruction and do not wish to change your vote, or (b) do not wish to vote, you can click on the button to skip this step.

The voting facility will close 30 minutes after the meeting ends.

How are the votes counted?

Voting on all substantive Resolutions is by a poll. In a Company such as ours, we think poll voting is the fairest approach. There will be no voting on the substantive Resolutions by a show of hands.

We have included a 'vote withheld' column on our proxy and poll cards. A vote withheld is not a vote in law and will not be counted in calculation of the proportion of votes 'for' or 'against' a Resolution.

How can I find out the result of the vote?

It is expected that the total of the votes cast by Shareholders 'for' or 'against' or 'withheld' on each Resolution will be published on www.okyopharma.com by 4.30pm (London time) or 11.30am (US EST) on 14 December 2023.

Total voting rights and share capital

As at 27 November 2023 (the latest practicable date before the publication of this notice) the issued share capital of OKYO Pharma Limited comprised 28,899,983 Ordinary Shares (excluding treasury shares) of no par value, each with one vote.

The total number of voting rights in OKYO Pharma Limited is 28,899,983.

Updates to this number are released via the Company's website and can be viewed online at www.okyopharma.com/news.

Contact details

OKYO Pharma Limited
Martello Court
Admiral Park
St Peter Port
Guernsey GY1 3HB
Tel: +44 (0) 207 495 2379
www.okyopharma.com

Solicitors
Orrick, Herrington & Sutcliffe (UK) LLP
107 Cheapside
London EC2V 6DN

Transfer Agent
Worldwide Stock Transfer, LLC
One University Plaza
Suite 505
Hackensack
NJ 07601
USA.

If you are an Ordinary Shareholder, please contact Worldwide Stock Transfer, LLC, One University Plaza, Suite 505, Hackensack, NJ 07601, USA. if you would like to change your election on how you receive Shareholder documents in the future.